UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

WORTHY PEER CAPITAL, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4011787
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL 33487
(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should read thoroughly this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

When used herein, the terms “we,” “us,” “ours,” “Worthy,” and the “Company” refers to Worthy Peer Capital, Inc., a Delaware corporation, and our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, and “WFI” refers to our parent company, Worthy Financial, Inc., a Delaware corporation. We were incorporated under the laws of the State of Delaware on June 9, 2016. Our wholly owned subsidiary Worthy Lending, LLC, a Delaware limited liability company, was formed on August 27, 2018.

Our principal address is One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, FL, 33487. Our phone number is (561) 288-8467. Our websites are located at www.worthybonds.com and www.worthylending.com. The information which appears on, is contained or is accessible through our websites is not a part of, and is not incorporated by reference, into this Semi-Annual Report on Form 1-SA.

We are a wholly owned subsidiary of WFI. WFI was organized in 2016 to create a “Worthy Community” in an effort to help intended members achieve financial wellness and to develop the “Worthy Fintech Platform.”

Through our wholly owned subsidiary Worthy Lending, prior to maturity and voluntary redemption of the Worthy Bonds and implementation of liquidation of the Company’s loan and investment portfolio, we implemented our business model, which was centered primarily around providing at least 60% of our assets (excluding cash and government securities) to be used for loans for small businesses including loans to manufacturers, wholesalers, and retailers primarily secured by inventory, accounts receivable and/or equipment and purchase order financing, provided the amount and nature of such activities did not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940, or the “40 Act.”

2

A summary of the Company’s loan portfolio at June 30, 2025, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Total

Outstanding June 30, 2025

Loans	$914,881	$914,881

Allowance for loan losses	$(852,919)	$(852,919)

Total Loans, net	$61,962	$61,962

Percentage of total outstanding loans receivable	100%	-

Percentage of total outstanding Mortgage loans receivable	-	-

A summary of the Company’s loan portfolio as of December 31, 2024, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Total

Outstanding December 31, 2024

Loans	$928,723	$928,723

Allowance for loan losses	$(861,050)	$(861,050)

Total Loans, net	$67,673	$67,673

Percentage of total outstanding loans receivable	100%

Percentage of total outstanding Mortgage loans receivable	-

History and Recent Developments

On June 9, 2016, in connection with the formation of the Company, the Company issued 1,000,000 shares of its common stock, par value $0.0001 per share (“Common Stock”), to WFI in exchange for a total of $100.

In January 2018, the Company commenced a Regulation A+ offering of $50,000,000 aggregate principal amount of renewable Worthy Bonds under its qualified Offering Statement (File No. 024-10766) (“2018 Reg A+ Offering”).

On January 2, 2020, the Company entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management Inc., a Florida corporation and an affiliate and a wholly owned subsidiary of our parent company (“Worthy Management”). Pursuant to the Management Services Agreement, Worthy Management agreed to provide the Company staff and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Worthy Management (collectively the “Services”). On August 1, 2019 Worthy Peer Capital, Inc. commenced a 5-year lease for its corporate headquarters located in Boca Raton. The lease was extended by the parent company in September 2024 for a period of 18 months. Monthly rent is approximately $7,000, inclusive of sales tax and the lease contains an annual escalation clause of 4%.

The Company agreed to pay Worthy Management a monthly management services fee, equal to the costs of Worthy Management incurred by it in providing the staff and office expenses as included in the Services. The term of the Management Services Agreement commenced on January 1, 2020 and ended on December 31, 2024 (the “Initial Term”). At the end of the Initial Term, the Management Services Agreement automatically renews for successive one-year terms, unless either party delivers written notice to the other party at least ninety (90) days prior to the end of the Initial Term or any additional term as renewed.

3

On February 20, 2020, the Company entered into a Stock Redemption Agreement (the “Redemption Agreement”) with its parent company and sole shareholder, WFI pursuant to which the Company agreed to redeem 999,900 shares of its outstanding common stock par value $0.0001 per share (the “Common Stock”) out of the 1,000,000 shares of Common Stock held by WFI, from WFI, in exchange for $1.00, which resulted in WFI continuing to hold 100 shares of the Company’s Common Stock after the Redemption Agreement.

On February 24, 2020, the Company filed a Certificate of Amendment to its Certificate of Incorporation (the “Amendment”) with the State of Delaware to reduce its total number of shares of stock which the Company is authorized to issue to 100 shares of Common Stock. Prior to the Amendment, the Company had total authorized stock of 6,000,000, of which 5,000,000 were Common Stock and of which 1,000,000 were Preferred Stock. Pursuant to the Amendment, series of Preferred Stock may be created and issued from time to time with such designations, preferences and rights as shall be stated in a resolution adopted by the Company’s Board of Directors.

On March 17, 2020, the Company completed the 2018 Reg A+ Offering of renewable Worthy Bonds. From January 2018 through March 17, 2020, the Company sold approximately $50,000,000 aggregate principal amount of renewable Worthy Bonds to 12,285 investors in the 2018 Reg A+ Offering. Notwithstanding the completion of the 2018 Reg A+ Offering, the Company inadvertently sold after March 17, 2020, $594,240 more than the maximum offering amount allowable in the 2018 Reg A+ Offering due to a coding error as to redemption transactions in the Company’s software. As a result of the oversubscription, on March 25, 2020, the Company rescinded the purchase and sale of the oversubscribed renewable Worthy Bonds by refunding and crediting the accounts of the 2,250 purchasers of the oversubscribed renewable Worthy Bonds their respective investment amounts, without any deduction therefrom, and cancelling the oversubscribed renewable Worthy Bonds.

Since the Company completed the 2018 Reg A+ Offering in March 17, 2020, the Company no longer offers interest reinvestment in renewable Worthy Bonds under its auto-invest program to bondholders who selected this reinvestment feature as the Company may not issue any more renewable Worthy Bonds under the 2018 Reg A+ Offering. In lieu of interest reinvestment in renewable Worthy Bonds, the Company pays interest on interest (compounded interest) and credit such interest to such bondholders’ accounts.

In October 2019, WFI formed Worthy Peer Capital II, Inc. (“Worthy Peer II”) and its wholly-owned subsidiary Worthy Lending II, LLC (“Worthy Lending II”). In March 2020, Worthy Peer II commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11150). Worthy Peer II began deploying the capital it had raised through sales of its renewable bonds in accordance with its business model. On October 1, 2020, Worthy Peer II completed its offering. From March 17, 2020 through October 1, 2020, Worthy Peer II sold approximately $50,000,000 aggregate principal amount of renewable worthy bonds to 17,823 investors.

In June 2020, WFI formed Worthy Community Bonds, Inc. and its wholly-owned subsidiary Worthy Lending III, LLC (“Worthy Lending III”). On September 29, 2020, the Worthy Community Bonds commenced a public offering pursuant to Regulation A of $50,000,000 aggregate principal amount of renewable bonds under a qualified Offering Statement (File No. 024-11279) and completed the Offering on February 26, 2021, selling approximately $50,000,000 aggregate principal amount to18,914 investors.

On December 16, 2020, we filed an Offering Statement on Form 1-A with the SEC for our Planned Regulation A Offering, under SEC File No. 024-11389, as amended by Amendment No. 1 to Form 1-A filed with the SEC on January 28, 2021, and as amended by Amendment No. 2 to Form 1-A filed with the SEC on March 22, 2021, for a public offering pursuant to Regulation A of $15,000,000 aggregate principal amount of renewal bonds and $59,920,000 aggregate principal amount of demand bonds and $80,000 aggregate principal as rewards under our worthy Demand Bond Rewards Program. We refer to this planned offering herein as our “Planned Regulation A Offering.”

On April 9, 2021, WFI formed Worthy Property Bonds, Inc. (“Worthy Property Bonds”) and its wholly-owned subsidiary Worthy Lending V, LLC (“Worthy Lending V”). On June 23, 2021, Worthy Property filed an Offering Statement on Form 1-A (File No. 024-11563), as amended, by Amendment No. 1 filed on August 26, 2021, Amendment No. 2 filed on October 21, 2021, Amendment No. 3 filed on December 17, 2021, and Amendment No. 4 filed on February 28, 2022 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. WPB sold $75 million aggregate principal amount of bonds as of December 12, 2024. Effective May 20, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on October 7, 2024.

On August 22, 2022, Worthy Peer Capital, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of the company’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5.5% interest. $7,734,882 of Worthy Peer Capital Bonds are presently subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. As of June 30, 2025, Worthy Peer Capital, Inc. has redeemed $42,188,170 of Worthy Peer Capital Bonds. Since June 30, 2025, Worthy Peer Capital, Inc. has redeemed $0 of Bond principal and interest. Worthy Peer Capital, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to the company from a pending transaction.

On February 1, 2023, WFI formed Worthy Property 2 Bonds, Inc. (“Worthy Property Bonds 2”) and its wholly-owned subsidiary Worthy Lending VI, LLC (“Worthy Lending VI”). On April 3, 2023, WPB 2 filed an Offering Statement on Form 1-A (File No. 024-12206), as amended, by Amendment No.1 filed on June 15, 2023 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. On April 10, 2023, the Company received a letter from the SEC advising the Company that they do not intend to review the offering statement and they will consider qualifying the offering statement at the Company’s request. WPB sold approximately $43 million aggregate principal amount of bonds as of June 30, 2025. Effective June 21, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

4

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $398,000 and $134,000, respectively, for the six months ended June 30, 2025. At June 30, 2025, we had a shareholder’s deficit and accumulated deficit of approximately $10,428,000 and $10,675,000, respectively, and total liabilities exceeded total assets by approximately $10,428,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2025, the Company continues to incur losses.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $72,000 at June 30, 2025. This cash was obtained through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Results of Operations

Six Months Ended June 30, 2025

Interest on loans receivable

Interest on loans receivable for six months ended June 30, 2025 was $3,102, compared to $52,487, for the six months ended June 30, 2024, a decrease of $49,385 from the six months ended June 30, 2024. This decrease was the direct result of our decreased loan portfolio as compared from June 30, 2025 to June 30, 2024.

At June 30, 2025, our loans receivable held for investment, net of the $852,919 loan loss reserve were $61,962 which was a decrease of $5,711 as compared to June 30, 2024. There were no mortgage loans held for investment as of June 30, 2025.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six-month period ended June 30, 2025 was $285,927 an increase of $14,029 from the six-month period ended June 30, 2024. Interest expense on bonds for the six-month period ended June 30, 2024 was $271,898. The increase was the direct result of the increase in accrued interest on bonds held as a result of the pause in bond redemptions. Bonds outstanding were $7,811,269 at June 30, 2025 versus $7,840,518 at June 30, 2024.

Provision for loan losses

The provision for loan losses for the six months ended June 30, 2025, is ($8,177) as compared to ($36,331) for the six months ended June 30, 2024.

5

Operating Expenses

Operating expenses for the six-month period ended June 30, 2025 was $131,607 a decrease of $277,512 from the six-month period ended June 30, 2024. Operating expenses for the six-month period ended June 30, 2024 was $409,119.

This decrease is primarily attributable to decreases of approximately $291,000 in compensation and related costs as a result of the decreased allocation percentages, which were offset by approximately $14,000 in general and administrative expenses. The increase in operating expenses is also the result of having more than one year without an active bond offering.

Other Income (Expenses)

Realized gains (losses) on investments, net

For the six months ended June 30, 2025 and June 30, 2024 our net realized gains (losses) on investments net of gains were $0 and ($7,852), respectively. This was primarily due to worsening market conditions and our decreased investment portfolio.

Liquidity and Capital Resources

On August 22, 2022, Worthy Peer Capital, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of the Company’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5.5% interest. $7,811,269 of Worthy Peer Capital Bonds are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. As of June 30, 2025, Worthy Peer Capital, Inc. has redeemed $42,188,170 of Worthy Peer Capital Bonds. Since June 30, 2025, Worthy Peer Capital, Inc. has redeemed $0 of Bond principal and interest. Worthy Peer Capital, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to the company from a pending transaction.

At June 30, 2025, we had total shareholder’s deficit of approximately $10,428,000 as compared to a total shareholder’s deficit of approximately $10,030,000 at December 31, 2024.

Our total assets decreased by approximately $125,000 at June 30, 2025 as compared to December 31, 2024, which principally reflects approximately $72,000 cash on hand at June 30, 2025, as compared to approximately $193,000 of cash on hand at December 31, 2024.

We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses and operating sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial startup costs, initial operating expenses and loan loss reserves generate working capital deficit.

To date, the working capital deficit has been funded by capital infusions to the Company from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings.

Summary of cash flows

	Six Months Ended June 30, 2025	Six Months Ended December 31, 2024
Net cash used in operating activities	$(133,611)	$(358,958)
Net cash provided by investing activities	$13,014	$275,910
Net cash used in financing activities	$(681)	$(5,570)

Net cash used in operating activities in the six months ended June 30, 2025 is primarily the result of the $398,240 net loss offset by the $286,608 accrued interest on bonds. Net cash used in investing activities in the six months ended June 30, 2025 represents payment to related parties. Net cash used in financing activities in the six months ended June 30, 2025 is due to the $681 redemption of bonds.

6

Significant Accounting Policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor-based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognized revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generated revenue primarily through interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognized interest income, loan fee income and collateral management fee income over the terms of the underlying loans. Loan fees and collateral management fees were reflected as non-interest income in our statements of operations.

Loan origination fees typically included due diligence, appraisal and legal fees. Associated costs primarily included costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs were netted as deferred revenue and amortized into revenue over the life of the loan.

We also generated revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

On January 1, 2018, the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost and unrealized gains or losses are recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

7

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are loans that we make together with other asset based lenders. Also included in loans held for investment is the netting of a borrower loan balance when we participate out a portion of a loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participate in.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

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Item 3. Financial Statements.

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

F-1

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Balance Sheets

	As of
	June 30, 2025	December 31, 2024
ASSETS

ASSETS
Cash	$71,864	$193,142
Loans receivable held for investment, net of $852,919 and $861,050 reserve at June 30, 2025, and December 31, 2024, respectively	61,962	67,673
Investments	30,600	30,600
Interest receivable, net of $95,192 and $95,238 reserve at June 30, 2025, and December 31, 2024, respectively	213	318
Due from related parties, net	38,121	37,293
TOTAL ASSETS	$202,760	$329,026

LIABILITIES AND SHAREHOLDER’S DEFICIT

LIABILITIES
Bond liabilities	$7,811,269	$7,811,950
Accounts payable	10,094	24,034
Accrued expenses	36,531	36,544
Accrued interest	2,772,925	2,486,317
TOTAL LIABILITIES	10,630,819	10,358,845

Commitments and contingencies (Note 9)

Shareholder’s Deficit
Additional paid-in capital	246,833	246,833
Accumulated deficit	(10,674,892)	(10,276,652)
Total Shareholder’s Deficit	(10,428,059)	(10,029,819)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$202,760	$329,026

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Operations and Comprehensive Loss

	Six months ended June 30, 2025	Six months ended June 30, 2024

Operating Revenue
Interest on loans receivable	$3,102	$52,487
Loan fees	180	180

Total operating revenue	3,282	52,667

Cost of Revenue
Interest expense on bonds	285,927	271,898
Provision for loan losses	(8,177)	(36,331)

Total cost of revenue	277,750	235,567

Net revenue	(274,468)	(182,900)

Operating expenses
General and administrative	102,928	89,188
Compensation and related	28,454	319,706
Sales and marketing	225	225

Total operating expenses	131,607	409,119

Other Income (Expense)
Interest income - related party	-	7,465
Other income	7,835	5,223
Realized gains (losses) on investments, net	-	(7,852)

Total other income (expenses)	7,835	4,836

Net Loss	$(398,240)	$(587,183)

Net loss per common share	$(3,982.40)	$(5,871.83)
Weighted average number of shares outstanding	100	100

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholder’s Deficit

For the Six Months Ended June 30, 2025 and Year Ended December 31, 2024

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Deficit	Total

Balance at December 31, 2023	100	$-	$540,965	$(9,560,289)	$(9,019,324)

Settlement of loans and interest receivable from related party by surrender of shares of parent company	-	-	(294,132)	-	(294,132)

Net loss	-	-	-	(716,363)	(716,363)

Balance at December 31, 2024	100	$-	$246,833	$(10,276,652)	$(10,029,819)

Net loss	-	-	-	(398,240)	(398,240)

Balance at June 30, 2025	100	-	246,833	(10,674,892)	(10,428,059)

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

Worthy Peer Capital, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Six months ended June 30, 2025	Six months ended June 30, 2024

Cash flows from operating activities:
Net loss	$(398,240)	$(587,183)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	-	897
Provision for loan losses	(8,177)	(36,331)
Realized gain (loss) on marketable securities	-	7,852
Changes in working capital items:
Interest receivable	151	(45,354)
Interest receivable - related party	-	86,667
Accrued interest	286,608	271,898
Accrued expenses	(13)	(39,609)
Accounts payable	(13,940)	(17,795)

Net cash used in operating activities	(133,611)	(358,958)

Cash flows from investing activities:
Sale of investments	-	17,148
Proceeds/(Payments) to related parties	(828)	172,387
Loans receivable pay downs	13,842	86,375

Net cash provided by investing activities	13,014	275,910

Cash flows from financing activities:
Redemptions of bonds	(681)	(5,570)

Net cash used in financing activities	(681)	(5,570)

Net change in cash	(121,278)	(88,619)

Cash at beginning of year	193,142	148,257

Cash at end of year	$71,864	$59,638

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$680	$-
Cash paid for taxes	$-	$-

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded on June 9, 2016. On August 27, 2018, the Company organized Worthy Lending, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending, LLC (“WL”), we made secured loans, primarily to small business borrowers. We sold Worthy Bonds in $10.00 increments on a continuous basis directly through our Worthy Peer Capital website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” were able to use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $398,000 and $134,000, respectively, for the six months ended June 30, 2025. At June 30, 2025, we had a shareholder’s deficit and accumulated deficit of approximately $10,428,000 and $10,675,000, respectively, and total liabilities exceeded total assets by approximately $10,428,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2025, the Company continues to incur losses.

In response to the losses incurred the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $72,000 at June 30, 2025. This cash was obtained primarily through the collection of interest and dividends on our outstanding loans and investments.

On August 22, 2022, Worthy Peer Capital, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment, purchase order financing and real estate, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of the Company’s overall loan portfolio. As a result, Worthy Peer Capital, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue the 5.5% interest. $7,811,269 of Worthy Peer Capital Bonds are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital, Inc. had redeemed $41,114,337 of Worthy Peer Capital Bonds. As of June 30, 2025 Worthy Peer Capital, Inc. has redeemed $42,188,170 of Worthy Peer Capital Bonds. Since June 30, 2025, Worthy Peer Capital, Inc. has redeemed $0 of Bond principal and interest. Worthy Peer Capital, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to the company from a pending transaction.

No assurances can be given that the Company will achieve success, without seeking additional financing, or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

F-6

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, valuation of investments, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans and mortgage loans receivable, interest receivable, due from related parties, other receivables, account payable, accrued expenses, accrued interest and bond liabilities. The carrying amount of these financial instruments approximates fair value due to length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

F-7

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

There were no financial instruments measured at fair value during the six months ended June 30, 2025, and the year ended December 31, 2024.

Investments

On January 1, 2018 the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

F-8

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Included in loans held for investment are direct loans and loans obtained through originators to small businesses. Also included in loans held for investment is the netting of 1 borrower loan where we participate out a portion of that loan receivable, as the participant becomes responsible for the portion of the balance that they agree to participant in.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Loan Origination Fees and Cost

Loan Fees are charged to the borrowers during loan originations. These fees are offset against related loan costs incurred by the Company and then deferred as deferred revenue to be recognized as loan fee revenues over the term of the loan. Direct loan origination costs include but are not limited to costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation and employees’ compensation directly related to the loan.

F-9

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Property and equipment

Property and equipment and leasehold improvements are recorded at its historical cost. The cost of property and equipment is depreciated over the estimated useful lives, when placed in service, (ranging from 3 -5 years) of the related assets utilizing the straight-line method of depreciation. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Ordinary repairs and maintenance are expensed when incurred and major repairs will be capitalized and expensed if it benefits future periods.

Leases

In February of 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02-Leases (Topic 842), which significantly amended the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability on the balance sheet. In addition, for certain leases, what was previously classified as an operating expense must now be allocated between amortization expense and interest expense. The Company adopted this update as of January 1, 2019 using the modified retrospective transition method and prior periods have not been restated. Upon implementation, the Company recognized an initial operating lease right-of-use asset of $264,314 and operating lease liability of $259,018. The lease was extended in September 2024 by the parent company for a period of 18 months. Monthly rent is approximately $7,000, inclusive of sales tax and the lease contains an annual escalation clause of 4%. As of June 30, 2025, and December 31, 2024, the operating lease right-of-use assets and liabilities arising from operating leases were both $0 as the lease ended in August 2024. See Note 10 for further details.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through loan interest earned, loan origination fees and collateral management fees for monitoring the underlying collateral related to the loan.

For term loans, we recognize interest income, loan origination fee income and collateral management fee income over the terms of the underlying loans. Loan origination fees and collateral management fees are reflected as loan fees in our statement of operations.

F-10

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Loan origination fees typically include due diligence, appraisal and legal fees. Associated costs primarily include costs directly related to evaluating the financial performance of the prospective borrower, preparing and processing loan documentation, employees’ compensation directly related to the loan and costs paid to third parties for legal and appraisal services. The fees and the costs are netted as deferred revenue and amortized into revenue over the life of the loan. The Company has not generated any loans during the six months ended June 30, 2025, and year ended December 31, 2024, therefore no new loan origination fees have been recognized.

We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less that the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. No impairments were noted during the six months ended June 30, 2025, and the year ended December 31, 2024.

Allocation of expenses incurred by affiliates on behalf of the Company

During 2025 and 2024, costs incurred by our sister company Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

The Company allocates monthly Worthy Management expenses among the Worthy Financial subsidiaries based on the “value” of such expenses to each subsidiary. The Company’s primary expense is payroll. All employees spend some time each month on each subsidiary. The amount of time for each employee depends on the business and financial condition of each subsidiary and its operating status, and the status of the loan portfolio including liquidation of assets to fund redemption requests. The Company uses various metrics to estimate employee time including, but not limited to, the amount of assets in each issuer, the number of bonds outstanding, and the number of bondholders, all of which relate to technology and customer support expenses.

Management believes that the consolidated statements of operations in 2025 and 2024 include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740.

F-11

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. As required by the relevant guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would, more likely than not, sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has applied the guidance to all tax positions for which the statute of limitations remained open.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2023, 2024 & 2025 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at June 30, 2025, and December 31, 2024.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

Segment reporting policy

In November 2023, the FASB issued Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the semi- annual period ending June 30, 2025.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Secured Lending. The Company’s operations include making loans and collecting interest, all of which are managed centrally.

The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet which consist of securities held at fair value or cost basis securities. Fair value includes gross unrealized gains, gross unrealized losses and accrued interest.

The Company typically invests a small portion of its portfolio in private market real estate investments with the primary objective to earn diversified risk-adjusted returns while the corporate bonds, publicly traded preferred and common equities, certificates of deposit, asset backed securities, and U.S. treasury securities are intended to mitigate risk and minimize potential risk of principal loss.

The Company holds certain non-marketable investments accounted for at cost. The eREITs are public, non-traded equity REITs that invest in small-cap commercial real estate projects. The Company owns shares in the limited liability companies that hold the real estate projects, and the investments target different mandates including, growth, income, and geographic strategies. The REIT investment is in a multi-housing equity REIT, formed to originate, invest in, and manage a diversified portfolio primarily consisting of investments in multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (both existing and new development projects). The Company also through another company platform fractionally invests in unsecured limited recourse obligations, which are used by the issuer of these obligations to make secured real estate loans.

The following is a breakdown of the investments as of June 30, 2025:

	Cost	Unrealized Gain (Loss)	Accumulated impairment	Fair Value	Percentage of Total
Held to Maturity - Debt Securities
Real Estate Limited Recourse Obligations (1)	30,600	-	-	30,600	100.00%
Total Investments	30,600	-	-	30,600	100.00%

(1) Cost based investment

F-12

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

The following is a breakdown of the investments as of December 31, 2024:

	Cost	Unrealized Gain (Loss)	Accumulated impairment	Fair Value	Percentage of Total
Equity Securities
eREIT (1)	100,000	-	(100,000)	-	0.00%
Held to Maturity - Debt Securities
Real Estate Limited Recourse Obligations (1)	30,600	-	-	30,600	100.00%
Total Investments	130,600	-	(100,000)	30,600	100.00%

(1) Cost based investment

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable Held for Investment

Commencing in September of 2018, the Company, through its wholly owned subsidiary WL, began loaning funds to small business borrowers based in the United States. The loans paid interest at varying rates ranging from approximately 1% per month to 1.5% per month and had collateral management fees ranging from 0.5% to 1% per month. The loan agreements had customary loan origination fees, which were netted against our loan costs with the net amount recorded as deferred revenue and recognized as loan fee income over the term of the loan. The term of the loans generally ranged from two to three years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers and were funded by our bond sales.

F-13

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

A summary of the Company’s loan portfolio at June 30, 2025, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Total

Outstanding June 30, 2025

Loans	$914,881	$914,881

Allowance for loan losses	$(852,919)	$(852,919)

Total Loans, net	$61,962	$61,962

Percentage of total outstanding loans receivable	100%	-

Percentage of total outstanding Mortgage loans receivable	-	-

A summary of the Company’s loan portfolio as of December 31, 2024, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Total

Outstanding December 31, 2024

Loans	$928,723	$928,723

Allowance for loan losses	$(861,050)	$(861,050)

Total Loans, net	$67,673	$67,673

Percentage of total outstanding loans receivable	100%

Percentage of total outstanding Mortgage loans receivable	-

As of the six months ended June 30, 2025, and year ended 2024 all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of the six months ended June 30, 2025, and year ended December 31, 2024, the recorded investment in financing receivables used to individually evaluate for impairment was $914,881 and $ 928,723, respectively.

	Balance at December 31, 2024	Write-off	Provision for loan loss	Balance at June 30, 2025

Loan Receivable Allowance	$861,050	$-	$(8,131)	$852,919

Interest Receivable Allowance	$95,238	$-	$(46)	$95,192

Total	$956,288	$-	$(8,177)	$948,111

F-14

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Our past due loans receivable totaled $617,407 at June 30, 2025 and consisted of 1 loan and the Company has reserved $617,407 for this loan in the loan loss provision.

Our past due loans receivable totaled $715,598 at December 31, 2024 and consisted of 2 loans. The Company has reserved $691,050 for these loans in the loan loss provision.

At June 30, 2025, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. The loan has a principal balance of $617,407 and accrued interest receivable balance of $94,261 at June 30, 2025. We received $0 of interest income and recorded $0 of interest income on these loans during the 6 months ended June 30, 2025. These loans are fully reserved on loan principal and accrued interest as of June 30, 2025.

At December 31, 2024, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. The loan has a principal balance of $617,407 and accrued interest receivable balance of $94,261 at December 31, 2024. We received and recorded $0 of interest income on this loan during the year ended December 31, 2024. The reserve for loan loss on this loan is $617,407 and $94,261 for the accrued interest receivable at December 31, 2024.

As of June 30, 2024, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended June 30,	Amount
2025	$710,756
2026	$6,000
2027	$6,000
2028	$6,000
2029	$6,000
Thereafter	$180,125
$914,881

The following is an aging analysis of past due loans receivable at June 30, 2025:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income
Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$704,756	$704,756	$682,919	$-

Total	$-	$-	$-	$704,756	$704,756	$682,919	$-

As of June 30, 2025, there were 3 loans in total none of which were required to pay interest until maturity when the principal is due and the loan is past due.

The following is an aging analysis of past due loans receivable at December 31, 2024:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income
Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$715,598	$715,598	$691,050	$-

Total	$-	$-	$-	$715,598	$715,598	$691,050	$-

As of December 31, 2024, there were 3 loans in total none of which were required to pay interest until maturity when the principal is due and the loan is past due.

F-15

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

NOTE 7. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment—at cost, less accumulated depreciation:

December 31, 2024
Leasehold improvements	3,711
Property and equipment	5,372

Total cost	9,083

Less accumulated depreciation	(9,083)

Net, property and equipment	$-

Depreciation expense for the six months ended June 30, 2025 and 2024, was $0 and $897, respectively.

F-16

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

NOTE 8. BOND LIABILITIES

On January 4, 2018 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

Following the qualification by the SEC of our offering statement (the “Offering Statement”) on Form 1-A under SEC File No. 024-10766, in January 2018 we began offering our worthy bonds (the “Worthy Bonds”) in a Regulation A exempt offering (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”). On March 17, 2020, we completed the Offering. From January 2018 through March 17, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 12,285 investors in the Offering. Notwithstanding the completion of the Offering, we inadvertently sold after March 17, 2020, $594,240 more (the “Oversubscribed Bonds”) than the Maximum Offering Amount allowable under the Offering Statement due to a coding error as to redemption transactions in our software (the “Oversubscription”). As a result of the Oversubscription, on March 25, 2020, we rescinded the purchase and sale of the Oversubscribed Bonds by refunding and crediting the accounts of the 2,250 purchasers of the Oversubscribed Bonds their respective investment amounts, without any deduction therefrom, and cancelling the Oversubscribed Bonds.

During the six months ended June 30, 2025 and the year ended December 31, 2024, the Company redeemed Worthy Bonds, noted in the table below. The Bonds have a three-year term, renewable at the option of the bond holder, accrue interest at 5.5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $2,773,000 and $2,486,000 of accrued interest related to these outstanding bonds at six months ended June 30, 2025, and year-ended December 31, 2024, respectively. During the six months ended June 30, 2025, and year-ended December 31, 2024, bonds were issued and redeemed, as noted in the table below. The Bond liabilities balance at the six months ended June 30, 2025 and year ended December 31, 2024 was $7,811,269 and $7,811,950, respectively.

A summary of the Company’s bond liabilities activity for the six months ended June 30, 2025 and the year ended December 31, 2024 are as follows:

Worthy Peer Capital

Outstanding at December 31, 2024	$7,811,950
Bond issuances	$-
Bond redemptions	$(682)

Outstanding at June 30, 2025	$7,811,269
Interest expense on bonds	$285,927

Outstanding at December 31, 2023	$7,846,088
Bond issuances	$-
Bond redemptions	$(34,138)

Outstanding at December 31, 2024	$7,811,950
Interest expense on bonds	$554,573

F-17

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceeding arising in the normal course of its business.

On September 3, 2021, the Company had an action filed against Worthy Lending, LLC in the Superior Court of Delaware (the “Delaware Action”). The claims in the complaint include one count of breach of the participation agreement entered into between the participant and Worthy, as lender to non-party borrower, one count of fraudulent inducement as to the Participation Agreement and one count of fraudulent inducement as to an amendment to the Participation Agreement (the “First Amendment”). The Participation Agreement, as amended, allocates the loan 50/50 between Worthy and the participant. On December 25, 2023, Worthy Lending, LLC entered into a Settlement Agreement with the Company whereby the claim against Worthy was settled and dismissed. As part of the settlement, Worthy Lending, LLC’s claims against the borrower and its account debtors were assigned to Lenders Funding.

Management is not aware of any other pending, threatened or asserted claims.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

F-18

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

Lease Commitment and Operating Lease Obligation and Right of Use Asset

The Company adopted Topic 842 on January 1, 2019. With the adoption of Topic 842, the Company’s consolidated balance sheet contained the following line items: Operating lease right-of-use assets, and Operating lease liabilities.

On August 1, 2019 the Company commenced a 5 year lease for its corporate headquarters located in Boca Raton, Florida. As part of the lease the Company was required to make a security deposit of $11,618. The monthly rent was $5,296 inclusive of sales tax and the lease contains an annual escalation clause of 4%. The lease was extended in September 2024 by the parent company for a period of 18 months. Monthly rent is approximately $7,000, inclusive of sales tax and the lease contains an annual escalation clause of 4%.

As of December 31, 2025, operating lease right-of-use assets and liabilities arising from operating leases were $0. During the year ended December 31, 2024, cash paid for amounts included for the measurement of lease liabilities was approximately $43,000 for WFI and the Company’s portion of operating lease expense was approximately $860.

There are no future minimum lease payments as of June 30, 2025.

NOTE 10. EQUITY

On June 9, 2016, the Company was founded with the issuance of 1 million shares of our $0.0001 per share par value common stock for $100 to WFI. WFI is the sole shareholder of the Company’s common stock.

On December 8, 2017, the Company amended its certificate of incorporation changing the total authorized shares to 6,000,000 from 50,000,000 of which 5,000,000 shall be common and 1,000,000 shall be preferred.

On February 24, 2020 the Company amended its certificate of incorporation as said forth; the total number of shares of stock which this Corporation is authorized to issue is One Hundred (100) shares of Common Stock, par value $0.0001 per share. Series of Preferred Stock may be created and issued from time to time, which such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given. Such amendment has been accounted for retroactively for all periods presented in the accompanying consolidated financial statements.

NOTE 11. RELATED PARTIES

On April 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. In September of 2021 the Company amended the agreement, including making it a written agreement. The amendment changes the payment terms to $4 per registered user per year. For the six months ended June 30, 2025, and 2024, the Company paid WFI approximately $73,000 and $36,000, respectively, pursuant to these agreements, which is included in general and administrative expenses.

F-19

WORTHY PEER CAPITAL, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended June 30, 2025

On January 2, 2020, the Company signed a Management services agreement with WM, whereas WM provides certain management services and personnel pursuant to the terms of the agreement. WM passes through the expenses paid without charging any additional amounts. During the six months ended June 30, 2025, and 2024, the Company recorded approximately $35,000 and $36,000, respectively, of expenses that were passed through from WM, which are included in general and administrative expenses and compensation and related expenses in the statement of operations.

Due from related parties at June 30, 2025, $39,665 includes $37,848 due from WM, $2,103 due from another sister company and $286 due to WFI. Due from related parties at December 31, 2024, $37,293 is due from/to sister companies.

NOTE 12. CONCENTRATIONS

The gross loans receivable balance, before the loan loss reserve, at June 30, 2025, of $914,881 is due from 3 small business borrowers, 1 borrower constituting approximately 67% of the total balance, 1 borrower constituting approximately 23% of the total balance, 1 borrower constituting approximately 10% of the total balance.

The gross loans receivable balance at December 31, 2024, of $928,723 is due from 3 small business borrowers, 1 borrower constituting approximately 66%, 1 borrower approximately 23%, and 1 borrower approximately 11%, each of the total balance.

There were no mortgage loans held at June 30, 2025, and December 31, 2024.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at June 30, 2025 and December 31, 2024. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At June 30, 2025 and December 31, 2024, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 13. SUBSEQUENT EVENTS

Worthy Bond redemptions subsequent to June 30, 2025, through September 18, 2025, were approximately $700. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through September 18, 2025, the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-20

Item 4. Exhibits.

No.	Exhibit Description	Form	Date Filed	Number

2.1	Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on June 9, 2016.	1-A	11/27/2017	2.1
2.2	Certificate of Amendment to Certificate of Incorporation of Worthy Peer Capital, Inc., filed with the Delaware Secretary of State on February 24, 2020.	1-U	03/04/2020	2.1
2.3	Bylaws of Worthy Peer Capital, Inc.	1-A	11/27/2017	2.2
3.1	Form of Worthy Peer Capital Bond.	1-A	11/27/2017	3.1
3.2	Form of Worthy Demand Bond.	1-A	01/28/2021	3.2
4.1	Form of Notice of Exercise of Option to Renew Worthy Bonds (for renewals of existing renewable bonds of Worthy Peer Capital, Inc.).	1-A	01/28/2021	4.1
4.2	Form of Worthy Demand Bond Investor Agreement (for cash).	1-A	01/28/2021	4.2
4.3	Form of Worthy Demand Bond Subscription Agreement (for Bond Rewards for Eligible Referrals).	1-A	01/28/2021	4.3
4.4	Form of Worthy Demand Bond Auto-Invest Program information.	1-A	01/28/2021	4.4
6.1	Redemption Agreement between Worthy Peer Capital, Inc and Worthy Financial, Inc. dated February 20, 2020.	1-U	03/04/2020	6.1
6.2	Management Services Agreement between Worthy Peer Capital, Inc and Worthy Management, Inc. dated January 2, 2020.	1-K	04/27/2020	6.2

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: September 18, 2025	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, Principal Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: September 18, 2025	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, Principal Executive Officer

Dated: September 18, 2025	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer; Principal Financial and Accounting Officer

10